





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President



09045215

12g3-2(b) File No.82-4922

Ref No. OS.014/2009

January 21, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC Mail
Mail Processing
Section
JAN 22 2009
Washington, DC
109

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
FEB 02 2009
THOMSON REUTERS

Adit Laixuthai
Jan 21, 09

Summary Statement of Assets and Liabilities [1/]

As of 31 Dec 2008

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	27,749,839,530.33	Deposits	968,788,034,852.31
Interbank and money market items	199,141,966,816.78	Interbank and money market items	19,463,007,017.99
Investments, net	111,818,065,276.33	Liabilities payable on demand	10,882,805,053.94
(with obligations Baht 2,780,010,000.00)		Borrowings	137,977,211,250.18
Credit advances (net of allowance for doubtful accounts)	872,085,022,040.63	Financial Institution's liabilities under acceptances	491,591,855.55
Accrued interest receivables	1,454,349,204.83	Other liabilities	52,643,623,540.02
Properties foreclosed, net	11,228,783,968.73	Total liabilities	1,190,246,273,569.99
Customers' liabilities under acceptances	491,591,855.55		
Premises and equipment, net	28,833,796,928.60		
Other assets, net	50,748,807,351.39	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	69,631,022,441.84
		Other reserves and profit and loss account	19,742,325,031.34
		Total shareholders' equity	113,305,949,403.18
Total Assets	1,303,552,222,973.17	Total Liabilities and Shareholders' Equity	1,303,552,222,973.17
Customers' liabilities under unmatured bills	5,643,988,026.69	Financial institution's liabilities under unmatured bills	5,643,988,026.69
Total	1,309,196,210,999.86	Total	1,309,196,210,999.86

	Baht
Non-Performing Loans 2/(net) as of 31 December 2008 (Quarterly)	13,591,067,089.55
(1.27 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 December 2008 (Quarterly)	22,789,484,425.34
Actual provisioning for loan loss	28,522,835,164.49
Loans to related parties	38,182,560,345.98
Loans to related asset management companies	530,000,000.00
Loans to related parties due to debt restructuring	1,451,490,167.13
Borrowings as part of subordinated debentures cum preferred shares to be	
Included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Regulatory capital	143,076,198,749.71
Changes in assets and liabilities this quarter as of 31 December 2008 due to fine from	
violating the Financial Institution Business Act B.E. 2551, Section 156	314,200.00
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,563,959,968.09
Letters of credit	17,165,132,859.60

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 December 2008 (Quarterly) 30,630,050,978.06

(2.81 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)


ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA.001/2009

21 January 2009

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statement

Enclosed herewith, please find copies of the unaudited financial statements for the fourth quarter ended 31 December 2008 in SET Smart compared with various time intervals of the financial statements previously reported.

		Page
1.	Consolidated and the Bank's balance sheets as of 31 December 2008, compared with ended 30 September 2008, and ended 31 December 2007.	2
2.	Consolidated and the Bank's statements of income for the fourth quarter of 2008, compared with the third quarter of 2008.	5
3.	Consolidated and the Bank's statements of income for the year ended 31 December 2008, compared with 2007.	6
4.	Analysis of operating results for the year ended 31 December 2008.	7
5.	Analysis of financial position and operating results for the fourth quarter of 2008.	8

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2008	30 September 2008	Change	31 December 2007	31 December 2008	30 September 2008	Change	31 December 2007
ASSETS								
Cash	27,751,133	18,221,834	9,529,299	18,050,910	27,749,840	18,219,978	9,529,862	18,050,395
Interbank and money market items								
Domestic items								
Interest bearing	187,804,507	49,108,665	138,695,842	23,955,521	188,235,960	49,186,768	139,049,192	23,839,948
Non-interest bearing	2,394,508	4,186,985	(1,792,477)	2,068,509	2,370,659	4,120,175	(1,749,516)	2,141,353
Foreign items								
Interest bearing	6,911,250	10,666,212	(3,754,962)	31,758,253	6,911,250	10,666,212	(3,754,962)	31,758,253
Non-interest bearing	1,624,098	415,592	1,208,506	941,653	1,624,098	415,592	1,208,506	941,653
Total interbank and money market items-net	198,734,363	64,377,454	134,356,909	58,723,936	199,141,967	64,388,747	134,753,220	58,681,207
Securities purchased under resale agreements	-	-	-	10,700,000	-	-	-	10,700,000
Investments								
Current investments-net	68,497,788	94,956,276	(26,458,488)	55,074,216	68,259,574	94,944,067	(26,684,493)	54,873,147
Long-term investments-net	34,233,331	24,262,275	9,971,056	39,862,884	34,084,314	24,109,777	9,974,537	39,569,807
Investments in subsidiaries & associated companies-net	213,920	198,766	15,154	588,882	9,474,177	9,462,177	12,000	9,357,459
Total investments-net	102,945,039	119,417,317	(16,472,278)	95,525,982	111,818,065	128,516,021	(16,697,956)	103,800,413
Loans and accrued interest receivables								
Loans	904,008,483	871,971,834	32,036,649	762,504,957	900,587,489	869,146,308	31,441,181	761,304,679
Accrued interest receivables	1,485,402	1,273,359	212,043	1,263,007	1,454,349	1,242,465	211,884	1,246,447
Total loans and accrued interest receivables	905,493,885	873,245,193	32,248,692	763,767,964	902,041,838	870,388,773	31,653,065	762,551,126
Less Allowance for doubtful accounts	(26,394,024)	(25,632,665)	(761,359)	(24,217,165)	(25,124,928)	(24,323,281)	(801,647)	(22,616,460)
Less Revaluation allowance for debt restructuring	(3,377,678)	(3,119,587)	(258,091)	(1,634,566)	(3,377,539)	(3,119,201)	(258,338)	(1,630,309)
Total loans and accrued interest receivables-net	875,722,183	844,492,941	31,229,242	737,916,233	873,539,371	842,946,291	30,593,080	738,304,357
Properties foreclosed-net	14,391,986	14,323,133	68,853	15,365,479	11,228,784	11,031,640	197,144	11,252,507
Customers' liability under acceptance	491,592	517,483	(25,891)	1,461,617	491,592	517,483	(25,891)	1,461,617
Premises and equipment-net	29,657,262	28,380,204	1,277,058	24,533,967	28,833,797	27,546,841	1,286,956	23,982,110
Intangible assets-net	9,223,691	8,419,607	804,084	6,899,678	7,912,230	7,104,974	807,256	5,610,639
Derivative revaluation	36,451,821	19,014,085	17,437,736	10,639,678	36,451,821	19,014,085	17,437,736	10,639,678
Other assets-net	8,185,420	7,771,205	414,215	14,700,298	6,384,756	6,000,673	384,083	11,666,418
Total Assets	1,303,554,490	1,124,935,263	178,619,227	994,517,778	1,303,552,223	1,125,286,733	178,265,490	994,149,341

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2008	30 September 2008	Change	31 December 2007	31 December 2008	30 September 2008	Change	31 December 2007
LIABILITIES AND EQUITY								
Deposits								
Deposits in baht	952,855,541	856,961,383	95,894,158	774,692,310	953,693,804	857,767,438	95,926,366	775,278,057
Deposits in foreign currencies	15,094,230	15,255,529	(161,299)	9,129,598	15,094,230	15,255,529	(161,299)	9,129,598
Total deposits	967,949,771	872,216,912	95,732,859	783,821,908	968,788,034	873,022,967	95,765,067	784,407,655
Interbank and money market items								
Domestic items								
Interest bearing	11,738,123	11,197,946	540,177	11,383,205	12,271,555	11,429,768	841,787	11,516,209
Non-interest bearing	3,218,959	3,502,299	(283,340)	2,611,442	3,237,941	3,605,332	(367,391)	2,614,103
Foreign items								
Interest bearing	3,619,132	973,386	2,645,746	132	3,619,133	973,386	2,645,747	132
Non-interest bearing	334,379	288,301	46,078	190,268	334,379	288,301	46,078	190,268
Total interbank and money market items	18,910,593	15,961,932	2,948,661	14,185,047	19,463,008	16,296,787	3,166,221	14,320,712
Liability payable on demand	10,882,927	9,986,703	896,224	11,116,765	10,882,805	9,986,617	896,188	11,116,765
Borrowings								
Short-term borrowings	97,635,655	60,935,877	36,699,778	39,074,887	97,453,984	61,184,948	36,269,036	38,678,338
Long-term borrowings	40,523,227	23,461,228	17,061,999	19,024,904	40,523,227	23,461,228	17,061,999	19,024,904
Total borrowings	138,158,882	84,397,105	53,761,777	58,099,791	137,977,211	84,646,176	53,331,035	57,703,242
Bank's liability under acceptance	491,592	517,483	(25,891)	1,461,617	491,592	517,483	(25,891)	1,461,617
Derivative revaluation	31,899,970	13,944,743	17,955,227	6,593,620	31,899,970	13,944,743	17,955,227	6,593,620
Other liabilities	21,598,161	18,830,649	2,767,512	19,243,695	20,743,654	18,117,372	2,626,282	18,410,592
Total Liabilities	1,189,891,896	1,015,855,527	174,036,369	894,522,443	1,190,246,274	1,016,532,145	173,714,129	894,014,203



ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2008	30 September 2008	Change	31 December 2007	31 December 2008	30 September 2008	Change	31 December 2007
Equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,393,260,193 ordinary shares, Baht 10 par value	23,932,602	23,932,602	-	-	23,932,602	23,932,602	-	-
2,388,202,317 ordinary shares, Baht 10 par value	-	-	-	23,882,023	-	-	-	23,882,023
Premium on ordinary shares	18,103,110	18,103,110	-	18,012,979	18,103,110	18,103,110	-	18,012,979
Appraisal surplus on asset revaluation	10,941,913	10,984,352	(42,439)	9,741,701	10,941,913	10,984,352	(42,439)	9,741,701
Revaluation surplus (deficit) on investments	2,207,073	413,931	1,793,142	568,261	2,207,793	414,049	1,793,744	567,324
Retained earnings								
Appropriated								
Legal reserve	3,050,000	2,920,000	130,000	2,920,000	3,050,000	2,920,000	130,000	2,920,000
Unappropriated	55,427,843	52,725,688	2,702,155	44,870,321	55,070,531	52,400,475	2,670,056	45,011,111
Total equity attributable to the Bank's shareholders	113,662,541	109,079,683	4,582,858	99,995,285	113,305,949	108,754,588	4,551,361	100,135,138
Minority interests	53	53	-	50	-	-	-	-
Total Equity	113,662,594	109,079,736	4,582,858	99,995,335	113,305,949	108,754,588	4,551,361	100,135,138
Total Liabilities and Equity	1,303,554,490	1,124,935,263	178,619,227	994,517,778	1,303,552,223	1,125,286,733	178,265,490	994,149,341
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	1,563,960	1,531,180	32,780	1,142,268	1,563,960	1,531,180	32,780	1,142,268
Liability under unmatured import bills	5,643,988	6,661,085	(1,017,097)	5,674,258	5,643,988	6,661,085	(1,017,097)	5,674,258
Letters of credit	17,165,133	20,550,190	(3,385,057)	20,496,881	17,165,133	20,550,190	(3,385,057)	20,496,881
Other contingencies	2,241,847,963	2,314,969,970	(73,122,007)	1,703,175,812	2,241,573,423	2,314,720,419	(73,146,996)	1,702,844,825


ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	Q4/08	Q3/08	Change	Q4/08	Q3/08	Change
Interest and dividend income						
Loans	13,937,427	13,730,713	206,714	14,238,487	13,977,659	260,828
Interbank and money market items	695,462	413,180	282,282	695,092	412,903	282,189
Finance lease	538,644	476,601	62,043	-	-	-
Investments	1,030,964	969,801	61,163	1,164,321	1,123,429	40,892
Total interest and dividend income	16,202,497	15,590,295	612,202	16,097,900	15,513,991	583,909
Interest expenses						
Deposits	4,119,684	3,755,749	363,935	4,120,450	3,757,149	363,301
Interbank and money market items	101,200	63,339	37,861	102,541	64,123	38,418
Short-term borrowings	814,738	528,183	286,555	820,468	533,564	286,904
Long-term borrowings	338,173	294,223	43,950	335,340	279,971	55,369
Total interest expenses	5,373,795	4,641,494	732,301	5,378,799	4,634,807	743,992
Net income from interest and dividend	10,828,702	10,948,801	(120,099)	10,719,101	10,879,184	(160,083)
Bad debt and doubtful accounts	1,504,722	1,236,543	268,179	1,478,086	1,191,121	286,965
Loss on debt restructuring	579,242	658,726	(79,484)	576,258	657,547	(81,289)
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	8,744,738	9,053,532	(308,794)	8,664,757	9,030,516	(365,759)
Non-interest income						
Gain (loss) on investments	722,970	112,490	610,480	740,723	102,415	638,308
Share of profit from investments on equity method	1,488	6,474	(4,986)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	298,551	347,254	(48,703)	298,550	347,254	(48,704)
Others	4,295,789	4,000,391	295,398	3,786,782	3,532,813	253,969
Gain on exchange	957,772	338,752	619,020	957,347	338,526	618,821
Other income	197,472	226,639	(29,167)	184,145	201,295	(17,150)
Total non-interest income	6,474,042	5,032,000	1,442,042	5,967,547	4,522,303	1,445,244
Non-interest expenses						
Personnel expenses	3,367,989	3,101,282	266,707	2,765,280	2,574,052	191,228
Premises and equipment expenses	1,806,431	1,724,752	81,679	2,014,718	1,848,706	166,012
Taxes and duties	579,048	570,620	8,428	563,146	558,774	4,372
Fees and service expenses	1,253,125	917,863	335,262	1,191,304	874,586	316,718
Directors' remuneration	15,690	24,852	(9,162)	14,190	23,352	(9,162)
Contribution to Financial Institutions Development Fund and Deposit Protection Agency	824,506	850,007	(25,501)	824,506	850,007	(25,501)
Other expenses	3,014,060	1,120,496	1,893,564	3,008,122	1,229,101	1,779,021
Total non-interest expenses	10,860,849	8,309,872	2,550,977	10,381,266	7,958,578	2,422,688
Income before income tax	4,357,931	5,775,660	(1,417,729)	4,251,038	5,594,241	(1,343,203)
Income tax expenses	1,568,214	1,940,117	(371,903)	1,493,421	1,844,501	(351,080)
Net income	2,789,717	3,835,543	(1,045,826)	2,757,617	3,749,740	(992,123)
Net income attributable to:						
Equity holders of the Bank	2,789,716	3,835,543	(1,045,827)	2,757,617	3,749,740	(992,123)
Minority interest	1	-	1	-	-	-
	2,789,717	3,835,543	(1,045,826)	2,757,617	3,749,740	(992,123)
Basic earnings per share (Baht)	1.17	1.60	(0.43)	1.15	1.57	(0.42)
Number of the weighted average number of ordinary shares ('000)	2,393,260	2,393,260	-	2,393,260	2,393,260	-



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the years ended 31 December 2008 and 2007

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2008	2007	Change	2008	2007	Change
Interest and dividend income						
Loans	52,050,183	45,842,526	6,207,657	53,055,815	46,494,896	6,560,919
Interbank and money market items	2,100,606	3,840,564	(1,739,958)	2,099,150	3,839,127	(1,739,977)
Finance lease	1,863,885	1,183,122	680,763	-	-	-
Investments	4,115,286	4,650,151	(534,865)	4,552,956	5,509,588	(956,632)
Total interest and dividend income	60,129,960	55,516,363	4,613,597	59,707,921	55,843,611	3,864,310
Interest expenses						
Deposits	14,368,773	15,946,420	(1,577,647)	14,372,319	15,956,733	(1,584,414)
Interbank and money market items	290,181	207,609	82,572	293,626	219,292	74,334
Short-term borrowings	1,901,699	902,425	999,274	1,922,917	917,701	1,005,216
Long-term borrowings	1,133,072	1,028,809	104,263	1,115,988	1,028,749	87,239
Total interest expenses	17,693,725	18,085,263	(391,538)	17,704,850	18,122,475	(417,625)
Net income from interest and dividend	42,436,235	37,431,100	5,005,135	42,003,071	37,721,136	4,281,935
Bad debt and doubtful accounts	4,592,476	4,289,973	302,503	4,464,604	4,279,506	185,098
Loss on debt restructuring	3,241,523	1,596,768	1,644,755	3,231,967	1,379,939	1,852,028
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	34,602,236	31,544,359	3,057,877	34,306,500	32,061,691	2,244,809
Non-interest income						
Gain on investments	1,570,872	1,176,103	394,769	1,546,847	1,080,251	466,596
Share of profit from investments on equity method	36,009	120,035	(84,026)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	1,209,619	1,008,829	200,790	1,209,619	1,008,829	200,790
Others	15,760,725	12,333,753	3,426,972	13,810,978	10,966,821	2,844,157
Gain on exchanges	3,279,451	2,717,534	561,917	3,278,476	2,717,534	560,942
Other income	790,271	1,540,928	(750,657)	745,500	958,051	(212,551)
Total non-interest income	22,646,947	18,897,182	3,749,765	20,591,420	16,731,486	3,859,934
Non-interest expenses						
Personnel expenses	12,341,346	9,344,191	2,997,155	10,219,082	8,636,041	1,583,041
Premises and equipment expenses	6,797,035	6,169,665	627,370	7,364,619	5,993,167	1,371,452
Taxes and duties	2,217,314	2,420,454	(203,140)	2,166,069	2,367,296	(201,227)
Fees and service expenses	4,152,824	3,333,156	819,668	3,963,521	3,150,560	812,961
Directors' remuneration	97,075	86,666	10,409	91,075	80,666	10,409
Contribution to Financial Institutions Development Fund and Deposit Protection Agency	3,256,906	3,042,404	214,502	3,256,906	3,042,404	214,502
Other expenses	6,208,935	4,632,589	1,576,346	6,505,755	4,265,421	2,240,334
Total non-interest expenses	35,071,435	29,029,125	6,042,310	33,567,027	27,535,555	6,031,472
Income before income tax	22,177,748	21,412,416	765,332	21,330,893	21,257,622	73,271
Income tax expense	6,844,479	6,407,530	436,949	6,523,595	6,254,104	269,491
Net income	15,333,269	15,004,886	328,383	14,807,298	15,003,518	(196,220)
Net income attributable to:						
Equity holders of the Bank	15,333,266	15,004,879	328,387	14,807,298	15,003,518	(196,220)
Minority interest	3	7	(4)	-	-	-
	15,333,269	15,004,886	328,383	14,807,298	15,003,518	(196,220)
Basic earnings per share (Baht)	6.41	6.28	0.13	6.19	6.28	(0.09)
Number of the weighted average number of ordinary shares ('000)	2,393,136	2,387,438	5,698	2,393,136	2,387,438	5,698



KASIKORNBANK AND SUBSIDIARIES Analysis of financial position and operating results for the year of 2008

Consolidated data for the years ended

Million Baht

	2008	2007
Net income	15,333	15,005
Total Assets	1,303,554	994,518
Total Liabilities	1,189,892	894,523
NPL (net)	1.47%	2.29%
NPL (gross)	3.09%	4.45%
Total Capital funds ratio	15.05%	14.62%
NIM	3.97%	4.13%
ROA	1.33%	1.55%
ROE	14.35%	15.94%
Non Interest Income / Avg. Asset	1.97%	1.96%
Non Interest Income Ratio	34.80%	33.55%
Efficiency Ratio	53.89%	51.54%

Interest Rate	31 Dec 08	31 Dec 07
MLR	6.75%	6.85%
MOR	7.00%	7.10%
MRR	7.25%	7.35%
Saving	0.75%	0.75%
Fixed 3 months	1.35%	2.00%
Fixed 6 months	1.50%	2.00%
Fixed 12 months	1.75%	2.25%
Fixed 24 months	2.50%	2.50%
Fixed 36 months	2.50%	2.50%

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income for the years ended

Million Baht

	2008	2007	Change	%
Total interest and dividend income	60,130	55,516	4,614	8.31
Total interest expenses	17,694	18,085	(391)	(2.16)
Net income from interest and dividend	42,436	37,431	5,005	13.37
Bad debt and doubtful accounts	4,592	4,290	302	7.04
Loss on debt restructuring	3,242	1,597	1,645	103.01
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	34,602	31,544	3,058	9.69
Total non-interest income	22,646	18,897	3,749	19.84
Total non-interest expenses	35,071	29,029	6,042	20.81
Income before income tax	22,177	21,412	765	3.57
Income tax expenses	6,844	6,407	437	6.82
Net income	15,333	15,005	328	2.19

During 2008, the Bank and subsidiaries recorded net operating income in the amount of Baht 15,333 Million, up from 2007 by Baht 328 Million, as a result of greater profit generating capabilities from both interest and dividend income and non interest income transactions. The majority of the increase in interest and dividend income in 2008 came from loan growth during the year in the amount of Baht 141,503 Million or 18.55%, as compared to 2007. In addition, non-interest income increased by Baht 3,749 Million, resulting in non-interest income to total interest income ratio of 34.80% in 2008. The majority of the increase came from an increase in fees and service income in the amount of Baht 3,628 Million or 27.18% from continuous business growth in the areas of credit related fee income and bancassurance.

Although non-interest expenses increased by Baht 6,042 Million or 20.81%, the majority of such expenditures relate to personal and other expenses such as promotional and public relation expenses and expenses relating to the Bank's strategic projects.

Consolidated statements of income for the quarter

Million Baht

	Q4/08	Q3/08	Change
Total interest and dividend income	16,203	15,590	613
Total interest expenses	5,374	4,641	733
Net income from interest and dividend	10,829	10,949	(120)
Bad debt and doubtful accounts	1,505	1,237	268
Loss on debt restructuring	579	659	(80)
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	8,745	9,053	(308)
Total non-interest income	6,474	5,032	1,442
Total non-interest expenses	10,861	8,309	2,552
Income before income tax	4,358	5,776	(1,418)
Income tax expenses	1,568	1,940	(372)
Net income	2,790	3,836	(1,046)

In the fourth quarter of 2008, the Bank and its subsidiaries recorded net operating income amounting to Baht 2,790 Million, down from the preceding quarter by Baht 1,046 Million or 27.27%. The items having significant changes are as follows:

- **Total interest and dividend income**, up by Baht 613 Million or 3.93% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q4/08	Q3/08	Change
Loans	13,938	13,731	207
Interbank and money market items	695	413	282
Finance lease	539	477	62
Investments	1,031	969	62
Total	16,203	15,590	613

- Interest income from loans up by Baht 207 Million or 1.5% as a result of loan growth in commercial loan.
- Interest income from interbank and money market items increased by Baht 282 Million or 68.28%. The majority of the increase came from return from investments in REPO market.

- **Interest expense**, up from the preceding quarter by Baht 733 Million or 15.79%

Million Baht

Interest Expense	Q4/08	Q3/08	Change
Deposits	4,119	3,756	363
Interbank and money market items	102	63	39
Short-term borrowing	815	528	287
Long-term borrowing	338	294	44
Total	5,374	4,641	733

- Interest expenses from deposit increased by Baht 363 Million or 9.69% as a result of an increase in average deposits during the period.



Bad debt and doubtful accounts

Million Baht

Bad debt and doubtful accounts	Q4/08	Q3/08	Change
The Bank-only			
>> addition in this quarter	2,054	1,849	205
>>compensate for loss on			
debt restructuring	(576)	(593)	17
Subsidiaries			
>> Increase (decrease) in this quarter	27	(19)	46
Total	1,505	1,237	268

Non-interest income, up from the preceding quarter by Baht 1,442 Million or 28.66% The items having significant changes are as follows:

Million Baht

Non-interest income	Q4/08	Q3/08	Change
Gain (loss) on investments	723	113	610
Share of profit from investments on			
equity method	2	6	(4)
Fees and service income	4,594	4,348	246
Gain on exchange	958	339	619
Other income	197	226	(29)
Total	6,474	5,032	1,442

- Gain on investments, up from the preceding quarter by Baht 610 Million or 539.82%, due to the bank has gain from sales of debt securities in the quarter during a favorable market condition.
- Fees and service income, up from the preceding quarter by Baht 246 Million or 5.66%. The majority of the increase came from arranging fee, bancassurance ATM and credit related fee income.
- Gain on exchange increased by Baht 619 Million or 182.59% as a result of declines in market rate and increases in volume of derivative transactions.

The results of operation of the bank's subsidiaries and associates.

Million Baht

Profit	Q4/08	Q3/08	Change
Phethai – AMC	(1)	45	(46)
Other subsidiaries and associates	182	178	4
Total	181	223	(42)

Total non-interest expenses, increased from the preceding quarter by Baht 2,551 Million or 30.70% due mainly to higher promotion and public relation expenses and expenses relating to the Bank's strategic projects.

Million Baht

Non-interest expenses	Q4/08	Q3/08	Change
Personnel expenses	3,368	3,101	267
Premises and equipment expenses	1,806	1,725	81
Taxes and duties	579	571	8
Fee and service expenses	1,253	918	335
Directors' remuneration	16	25	(9)
Contributions to FIDF and DPA	825	850	(25)
Other expenses	3,014	1,120	1,894
Total	10,861	8,310	2,551

Consolidated Balance Sheets

Million Baht

	31 Dec 08	30 Sep 08	Change
Total Assets	1,303,554	1,124,935	178,619
Total Liabilities	1,189,892	1,015,856	174,036
Total Equity	113,662	109,079	4,583

>> Assets

Million Baht

	31 Dec 08	30 Sep 08	Change
Total Assets	1,303,554	1,124,935	178,619
▪ Cash	27,751	18,222	9,529
▪ Interbank and money market items	198,734	64,377	134,357
▪ Investments-net	102,945	119,417	(16,472)
- Debt securities	99,489	116,117	(16,628)
- Equity securities	3,456	3,300	156
▪ Loans and accrued interest receivables-net	875,722	844,493	31,229

The items of **Total Assets** having significant changes are as follows:

- **Cash**, up by Baht 9,529 Million or 52.29% from the preceding quarter. The majority of the increase came from reservation of cash in anticipation of the special long holidays during new year season. Other factors contributing to the increases include extension of service hours by the branches and increases in deposits during year end.

- **Interbank and money market items on assets**, down by Baht 134,357 Million or 208.70% as a result of increased liquidity from greater deposits, short-term and long-term borrowings. The Bank used such funding to invest in high yield REPO as part of the Bank's liquidity management.

- **Investments-net**, down by Baht 16,472 Million or 13.79%, resulting from sales of debt instruments for trading profit in the quarter during a favorable market condition.

- **Loans, Accrued interest receivables and Allowance for doubtful accounts**

Million Baht

	31 Dec 08	30 Sep 08	Change
Loans	904,008	871,972	32,036
• Restructured loans	67,012	60,669	6,343
-Performing Restructured loans	52,178	46,644	5,534
-Non- performing Restructured loans [1]	14,834	14,025	809
• Non- restructured loans	836,996	811,303	25,693
Accrued interest receivables	1,486	1,273	213
Total loans and interest receivables	905,494	873,245	32,249
Less Allowance for doubtful accounts	(26,394)	(25,632)	(762)
Revaluation allowance for debt Restructuring	(3,378)	(3,120)	(258)
Total loans and interest receivables-net	875,722	844,493	31,229

- Loans increased by Baht 32,036 Million, or 3.67 %, mainly due to loans, net of payments, of Baht 33,223 Million, loan write-off of Baht 1,187 Million. The increase in loan came from growth in commercial loans.

[1] as part of NPL



- **Classified Loans**

Million Baht

	Consolidated							
	31 Dec 2008				30 Sep 2008			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	829,220	303,112	1	3,031	806,016	327,814	1	3,278
Special mention	41,231	10,974	2	219	29,015	6,868	2	137
Sub standard	5,891	2,350	100	2,350	4,405	1,931	100	1,931
Doubtful	5,790	2,437	100	2,437	10,457	4,704	100	4,704
Doubtful of loss	22,177	11,954	100	11,954	22,620	12,121	100	12,121
Total	904,309	330,827		19,991	872,513	353,438		22,171
Revaluation allowance for debt restructuring				3,378				3,120
Total				23,369				25,291
Allowance established in excess of BOT regulations for NPLs and Normal loans				6,403				3,461
Credit balance transaction	1,185			-	732			-
Total	905,494			29,772	873,245			28,752

Million Baht

	The Bank							
	31 Dec 2008				30 Sep 2008			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total Provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	832,450	337,059	1	3,371	808,568	356,765	1	3,567
Special mention	38,821	10,782	2	216	27,473	6,841	2	137
Sub standard	5,464	2,332	100	2,332	4,036	1,924	100	1,924
Doubtful	5,523	2,384	100	2,384	10,171	4,636	100	4,636
Doubtful of loss	19,784	11,089	100	11,089	20,141	11,243	100	11,243
Total	902,042	363,646		19,392	870,389	381,409		21,507
Revaluation allowance for debt restructuring				3,377				3,119
Total				22,769				24,626
Allowance established in excess of BOT regulations for NPLs and Normal loans				5,733				2,816
Total				28,502				27,442

>> **Liabilities and Equity**

Million Baht

	31 Dec 08	30 Sep 08	Change
Total Liabilities	1,189,892	1,015,856	174,036
▪ Deposits	967,950	872,217	95,733
▪ Short-term borrowings	97,636	60,936	36,700
▪ Long-term borrowings	40,523	23,461	17,062
Equity	113,662	109,079	4,583

The items of **Total Liabilities** and **Equity** having significant changes are as follows:

❑ **Deposits**, up by Baht 95,733 Million or 10.98 % due to increases in fixed deposits and issuances of bill of exchange, resulting in greater short-term borrowings by Baht 36,700 Million and of 10 year debentures, resulting in greater long term borrowings in the amount of Baht 17,000 Million. The issuance of such debentures forms part of the Bank Tier 2 capital, commencing in December 2008.

Million Baht

Type of deposits	31 Dec 08	30 Sep 08	Change
Current	47,604	43,186	4,418
Saving	442,563	401,021	41,542
Fixed 3 – 5 months	318,555	284,080	34,475
Fixed 6 – 11 months	88,765	79,466	9,299
Fixed 12 months and upward	70,463	64,464	5,999
Total	967,950	872,217	95,733

- **Shareholders' equity**, up by Baht 4,583 Million or 4.20 % as a result of operating income in the fourth quarter amounting to Baht 2,790 Million and increases in revaluation surplus on investments of Baht 1,793 Million during the quarter

>> **Capital Funds**

Million Baht

	31 Dec 08	30 Sep 08	Change
Tier 1*	93,564	93,564	-
Tier 2	49,512	32,036	17,476
Total	143,076	125,600	17,476
Less Investment in other financial institutions' subordinated debenture that count as regulation capital	-	4	(4)
Total Tier*	143,076	125,596	17,480
Risk weighted assets	949,832	869,517	80,315
Tier 1 capital ratio*	9.84%	10.76%	(0.92)
Total capital ratio*	15.05%	14.44%	0.61

Commencing in December 2008, the Bank of Thailand requires commercial bank to report BIS ratio in accordance with BASEL II criteria. The Bank selected the standardized approach.

* excluding net profit of each period.

ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07
Investments										
Debt Instruments	99,489	116,117	110,044	127,347	91,333	99,489	116,117	110,044	127,347	91,153
▪ Government and state enterprise securities										
>> Trading investments	6,156	15,954	2,491	8,325	1,823	6,156	15,954	2,491	8,325	1,823
>> Available-for-sale investments	78,906	84,584	91,575	95,678	59,673	78,906	84,584	91,575	95,678	59,673
>> Held-to-maturity investments	6,836	7,099	7,166	7,706	7,998	6,836	7,099	7,166	7,706	7,818
▪ Private enterprise debt instruments										
>> Trading investments	1,650	2,804	219	999	1,339	1,650	2,804	219	999	1,339
>> Available-for-sale investments	1,212	764	951	976	966	1,212	764	951	976	966
>> Held-to-maturity investments	841	841	862	862	911	841	841	862	862	911
▪ Foreign debt instruments										
>> Available-for-sale investments	2,906	2,879	6,679	12,549	16,833	2,906	2,879	6,679	12,549	16,833
>> Held-to-maturity investments	982	1,192	101	252	1,790	982	1,192	101	252	1,790
Equity Securities	3,456	3,300	3,528	3,631	4,193	12,329	12,399	12,476	12,644	12,647
>> Trading investments	368	311	258	335	335	368	311	258	335	335
>> Available-for-sale investments	756	570	886	960	859	518	559	764	838	838
>> General investments	2,118	2,220	2,192	2,181	2,410	1,969	2,067	2,092	2,109	2,117
>>Investment in subsidiaries & associated companies	214	199	192	155	589	9,474	9,462	9,362	9,362	9,357
Total investment-net	102,945	119,417	113,572	130,978	95,526	111,818	128,516	122,520	139,991	103,800
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	1,187	1,185	1,150	740	5,198	1,174	1,155	1,090	621	2,222
Restructured loans	67,013	60,669	56,264	52,847	52,330	65,782	59,311	54,762	51,152	50,435
Non-performing loans net (NPL net)	15,712	18,401	18,445	20,903	17,600	13,591	16,253	16,474	18,819	15,776
Total loans used for NPL net ratio calculation	1,072,371	901,940	856,634	869,369	768,317	1,071,070	900,800	855,819	868,832	769,419
NPL net to total loans (%)	1.47	2.04	2.15	2.40	2.29	1.27	1.80	1.92	2.17	2.05
Non-performing loans gross (NPL gross)	33,686	37,264	36,527	39,641	34,980	30,630	34,162	33,503	36,427	31,915
Total loans used for NPL gross ratio calculation	1,090,345	920,803	874,716	888,107	785,697	1,088,109	918,710	872,847	886,440	785,557
NPL gross to total loans (%)	3.09	4.05	4.18	4.46	4.45	2.81	3.72	3.84	4.11	4.06
Classified loans										
>> Pass	829,220	806,016	788,334	739,171	716,504	832,450	808,568	790,912	742,241	721,058
>> Special mention	41,231	29,015	19,552	21,031	11,025	38,821	27,473	18,131	19,521	9,417
>> Sub standard	5,891	4,405	5,746	8,646	5,419	5,464	4,036	5,371	8,342	5,187
>> Doubtful	5,790	10,457	9,884	11,210	11,282	5,523	10,171	9,661	11,069	11,221
>> Doubtful of loss	22,177	22,620	21,078	19,995	18,477	19,784	20,141	18,618	17,192	15,668
Total	904,309	872,513	844,594	800,053	762,707	902,042	870,389	842,693	798,365	762,551
Credit balance transaction	1,185	732	949	1,082	1,061	-	-	-	-	-
Total	905,494	873,245	845,543	801,135	763,768	902,042	870,389	842,693	798,365	762,551
Allowance for doubtful accounts	29,772	28,752	27,827	26,992	25,852	28,502	27,442	26,477	25,529	24,246
Allowance as required by BOT	23,369	25,291	24,465	23,457	22,296	22,769	24,626	23,771	22,672	21,394
Allowance to allowance as required by BOT (%)	127.40	113.68	113.74	115.07	115.95	125.17	111.44	111.38	112.60	113.34
Properties foreclosed-net										
Properties foreclosed	16,135	16,140	16,615	17,155	17,343	12,616	12,473	12,756	12,872	12,720
Less Allowance for impairment	(1,743)	(1,817)	(1,861)	(1,964)	(1,978)	(1,387)	(1,441)	(1,486)	(1,518)	(1,467)
Properties foreclosed-net	14,392	14,323	14,754	15,191	15,365	11,229	11,032	11,270	11,354	11,253
Deposits										
>> Current	47,604	43,186	45,975	47,631	42,485	47,648	43,260	46,169	48,050	42,727
>> Saving	442,563	401,021	398,404	435,780	391,863	443,211	401,607	399,102	436,156	392,207
>> Fixed 3 – 5 months	318,555	284,080	269,465	266,918	212,739	318,682	284,233	269,465	267,043	212,739
>> Fixed 6 – 11 months	88,765	79,466	58,966	58,976	66,040	88,784	79,459	58,966	58,976	66,040
>> Fixed 12 months and upward	70,463	64,464	64,319	66,308	70,695	70,463	64,464	64,444	66,307	70,695
Total deposits	967,950	872,217	837,129	875,613	783,822	968,788	873,023	838,146	876,532	784,408

Investments, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[1]					%[2]				
	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07
Capital funds ratio[3]										
Tier 1 capital ratio	9.84	10.76	10.33	10.35	10.74	10.53	11.20	11.34	11.77	11.67
Tier 2 capital ratio	5.21	3.68	4.01	3.72	3.87	5.21	3.68	4.01	3.72	3.87
Total Capital funds ratio	15.05	14.44	14.34	14.07	14.61	15.74	14.88	15.35	15.49	15.54

(1) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(2) Including net profit of each period be counted as the capital funds.

(3) From Dec 31, 2008 onward, CAR calculation is based on Standardized Approach of Basel II while CAR calculation before Dec 31, 2008 is still based on the consolidation of bank only's risk weighted assets and Asset Management Company's.

Additional Information

Financial Highlights – Consolidated financial statements

As of or for the quarter ended		31 Dec 08	30 Sep 08	%Change	30 Jun 08	31 Mar 08	31 Dec 07
Common share information:							
Per share (Baht)	- basic earnings	1.17	1.60	(26.88)	1.78	1.85	1.52
	- book value	47.49	45.58	4.19	44.08	44.04	41.87
Share price [1] (Baht)	- high	64.00	78.50	(18.47)	94.00	93.00	91.50
	- low	38.50	57.00	(32.46)	68.00	75.50	78.00
	- closing	45.00	62.00	(27.42)	71.00	90.00	87.00
Common shares outstanding	- average basic (thousand share)	2,393,260	2,393,260	-	2,393,260	2,392,760	2,388,180
	- end of quarter (thousand share)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,388,202
Market capitalization (Million Baht)		107,697	148,382	(27.42)	169,921	215,393	207,774
Value measures:							
Price to book value ratio (PBV)		0.95	1.36	(30.15)	1.61	2.04	2.08
Operating results (Million Baht)							
Interest and dividend income		16,203	15,590	3.93	1,4,419	13,918	13,882
Interest expenses		5,374	4,641	15.79	3,980	3,698	3,737
Net income from interest and dividends		10,829	10,949	(1.10)	10,439	10,220	10,145
Bad debt and doubtful accounts [2]		2,084	1,896	9.92	1,979	1,876	1,806
Non-interest income		6,474	5,032	28.66	5,380	5,761	5,273
Non-interest expenses		10,861	8,309	30.70	8,224	7,677	8,333
Total income [3]		17,303	15,981	8.27	15,819	15,981	15,418
Net income		2,790	3,836	(27.27)	4,270	4,438	3,628
Operating measures:							
Net interest margin [4]		3.83%	4.26%	(0.43)	4.12%	4.18%	4.30%
Efficiency ratio		62.77%	52.00%	10.77	51.99%	48.04%	54.05%
Return on average assets (ROA) [4]		0.92%	1.40%	(0.48)	1.57%	1.70%	1.45%
Return on average equity (ROE) [4]		10.02%	14.30%	(4.28)	16.20%	17.29%	14.75%
Number of employees		13,560	13,254	2.31	12,887	12,464	12,320
Balance sheet information (Million Baht)							
Loans		904,008	871,972	3.67	844,342	799,896	762,505
Allowance for doubtful accounts [5]		29,772	28,752	3.55	27,827	26,992	25,852
Non-performing loans net (NPL net)		15,712	18,401	(14.61)	18,445	20,903	17,600
Non-performing loans (NPL gross)		33,686	37,264	(9.60)	36,527	39,641	34,980
Total assets		1,303,554	1,124,935	15.88	1,073,444	1,099,522	994,518
Deposits		967,950	872,217	10.98	837,129	875,613	783,822
Total liabilities		1,189,892	1,015,856	17.13	937,944	994,130	894,523
Shareholders' equity [6]		113,662	109,080	4.20	105,500	105,392	99,995
Average assets		1,214,245	1,099,190	10.47	1,086,484	1,047,021	1,000,907
Average earning assets [7]		1,132,106	1,028,271	10.10	1,013,806	978,414	942,904
Average shareholders' equity [6]		111,371	107,290	3.80	105,447	102,694	98,386
Risk weighted assets		949,832	869,517	9.24	835,936	800,572	769,952
Balance sheet quality measures:							
Loans to deposits ratio		93.39%	99.97%	(6.58)	100.86%	91.35%	97.28%
Equity to risk weighted assets		11.97%	12.54%	(0.57)	12.62%	13.16%	12.99%
Return on risk weighted assets [4]		1.17%	1.76%	(0.59)	2.04%	2.22%	1.88%
Tier 1 capital ratio		9.84%	10.76%	(0.92)	10.33%	10.35%	10.74%
Total capital ratio		15.05%	14.44%	0.61	14.34%	14.07%	14.62%
NPL net to loans [8]		1.47%	2.04%	(0.57)	2.15%	2.40%	2.29%
NPL gross to loans [9]		3.09%	4.05%	(0.96)	4.18%	4.46%	4.45%
Total allowance to loans		3.29	3.30%	(0.01)	3.30%	3.37%	3.39%
Total allowance to NPL gross		88.38	77.16%	11.22	76.18%	68.09%	73.91%
NPL gross after allowance (Million Baht)		3,914	8,512	(54.02)	8,700	12,649	9,128



Financial Highlights – Consolidated financial statements (continued)

1) local board / high-low share prices during the quarter

2) Including loss on debt restructuring

3) Total income = Net income from interest and dividend + Non-interest income

4) Annualized

5) Including revaluation allowance for debt restructuring

6) Excluding minority interest

7) Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

8) Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

9) Loans used in calculation are loans to general customers and loans to financial institutions

Additional Information

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and its subsidiaries, are as follows:

	% Shareholding (Directly and Indirectly)				
	31 Dec 08	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	100.00	100.00
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00	100.00	100.00	100.00
K-SME Venture Capital Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Plus Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Facilities Management Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Management Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Software Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Storage Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Service Support Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Service Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress HR Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Appraisal Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Collection Co., Ltd.	100.00	100.00	100.00	100.00	-

In compliance with the Bank of Thailand's Notification on Consolidated Supervision Criteria, the Bank has prepared Consolidated Financial Statements by including all subsidiary companies, without any significant impacts on the Bank's financial standing.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and forth quarters.

END